SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES      EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2016

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-14616

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J & J Snack Foods Corp.

6000 Central Highway

Pennsauken, NJ 08109

Financial Statements and Report of Independent Registered Public Accounting Firm

J&J Snack Foods Corp. 401(k) Profit Sharing Plan

December 31, 2016 and 2015

C O N T E N T S

Report of Independent Registered Public Accounting Firm

Trustees

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the J & J Snack Foods Corp. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania

June 29, 2017

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2016	2015
ASSETS

Investments at fair value	$106,419,394	$99,638,129
Investments at contract value	$7,013,869	$5,547,150

Receivables
Notes receivable from participants	4,638,604	4,478,466

NET ASSETS AVAILABLE FOR BENEFITS	$118,071,867	$109,663,745

The accompanying notes are an integral part of these statements.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2016

Additions
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$6,793,404
Interest and dividend income	1,594,838
Total investment income	8,388,242
Interest income on notes receivable from participants	196,118

Contributions
Employer	1,907,842
Participants	4,586,809
Participant rollover	299,439

Total contributions	6,794,090

Total additions	15,378,450

Deductions
Deductions from net assets attributed to
Benefits paid to participants	(6,779,872)
Administrative expenses	(190,456)

Total deductions	(6,970,328)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	8,408,122

Net assets available for benefits
Beginning of year	109,663,745

End of year	$118,071,867

The accompanying notes are an integral part of this statement.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE A - DESCRIPTION OF THE PLAN

The following description of J & J Snack Foods Corp. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.  General

The Plan is a defined contribution plan covering all employees of J & J Snack Foods Corp. (the Company) who have one year of service and are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). MassMutual Financial Group purchased the Plan’s record-keeper on January 1, 2013 and the Plan adopted the Prototype Plan sponsored by MassMutual Financial Group on April 1, 2013 which had no significant differences from the prior record-keeper’s Prototype Plan previously adopted by the Plan.

2.  Contributions

Each year, participants may make a pretax contribution deferring no less than 2% or more than 25% of total compensation, as defined by the Plan, subject to Internal Revenue Code (“IRC”) limitation. For 2016, a participant’s tax-deferred contribution was limited to $18,000. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who have attained the age of 50 before the end of the Plan year were eligible to make an additional $6,000 catch-up contribution. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 28 investment options for participants, one of which is common stock of the Plan sponsor, J&J Snack Foods Corp.

The Company may contribute:

●

A discretionary matching contribution equal to a percentage of the amount of the salary reduction elected for deferral by each participant (in 2016, 60% of an employee’s salary reduction up to 5% of salary). This percentage will be determined each year by the Company.

●

On behalf of each non-highly compensated participant, a special discretionary contribution equal to a percentage of the participant’s compensation. This percentage will be determined each year by the Company. There was no such contribution in 2016.

●	A discretionary amount in addition to the special contribution, which will be determined each year by the Company. There was no such contribution in 2016.

3.  Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and, (b) Plan earnings net of expenses, and (c) allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants have the ability to make daily transfers of all or a portion of employee and employer contributions to their account from one fund to another in multiples of 5% of the fund balance.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

NOTE A - DESCRIPTION OF THE PLAN – Continued

4.  Vesting

Participants are 100% vested in their salary reduction contributions plus actual earnings thereon. Vesting in the Company’s matching contribution is based on years of service. Participants are vested at a rate of 20% for each year of service from years two to six (fully vested after six years).

5 . Payment of Benefits

Upon termination of service, retirement, death or disability, the vested portion of a participant’s account may be distributed to the participant or beneficiary by transfer to another qualified plan or through a lump sum distribution, which will be subject to income taxes and may be subject to an additional tax due to early withdrawal.

In-service withdrawals of all or a portion of a participant’s vested account balance may be made by participants who have attained the age of 59 ½. As allowed under IRS rules, participants may withdraw funds from their vested accounts while employed to satisfy an immediate and heavy financial need, which is considered a hardship withdrawal. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax due to early withdrawal. Participants may not contribute to the Plan for six months following a hardship withdrawal.

6.  Notes Receivable from Participants

The trustee may make loans from the Plan to participants in accordance with the Plan document. All loans bear interest rates that are commensurate with local prevailing rates at date of issuance as determined by the Plan administrator. The interest rates range from 4.25% to 9.50%. Participants may request loans for a minimum of $1,000 up to 50% of their vested balance with a maximum to $50,000. All loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer. Loans are secured by the portion of the vested balance in the participant’s account that is equal to the amount that is loaned to the participant. Principal and interest is paid ratably through monthly payroll deductions.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document.

7.  Forfeited Accounts

Forfeitures are reallocated as additional employer contributions or as additional matching contributions. Unallocated forfeitures as of December 31, 2016 and 2015 were $11,719 and $49,702, respectively.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

NOTE A - DESCRIPTION OF THE PLAN – Continued

8.  Plan Administration

The Plan incurred administrative expenses of $190,456, for the year ended December 31, 2016. The Plan sponsor has the option but not the obligation to pay any of the Plan's administrative expenses. In addition, certain administrative functions are performed by officers and employees of the Plan sponsor for which they receive no compensation from the Plan nor is the Plan charged for these services. Additionally, the Plan sponsor incurs and pays additional expenses which are not charged to the plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Plan’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1.  Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

2.  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.  New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued guidance relating to disclosures for investments that calculate net asset value (“NAV”) per share or its equivalent.  ASC Topic 820, “Fair Value Measurement”, permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. This amendment removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Plans are required upon adoption to apply the amendments retrospectively to all periods presented. Early adoption is permitted. The Plan has adopted this guidance for the Plan year ended December 31, 2016. This new guidance only amended disclosure requirements and did not have any impact on the Plan’s statements of net assets available for benefits or statement of changes in net assets available for benefits.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

In July 2015, FASB issued ASU No. 2015-12, Plan Accounting: Defined Contribution Pension Plans (Topic 962) Part I. Fully Benefit-Responsive Investment Contracts; Part II. Plan Investment Disclosures; and Part III. Measurement Date Practical Expedient. The amendments remove the requirement to:

●	Report fully benefit-responsive investment contacts at fair value. Contract value is the only required measure for fully benefit-responsive contracts
●	Disclose individual investments held which exceed 5% of net assets available for benefits.
●	Disclose net appreciation in fair value of investments by type of investment held.
●	Disaggregate investments reported in the fair value hierarchy table by class of investment. They may be presented by general type only.

The Plan adopted ASU No. 2015-12 for the year ended December 31,2016 and for the prior year presented. Accordingly, certain 2015 disclosures that are no longer required were removed.

4.  Investment Valuation and Income Recognition

Investments are reported at contract value (which does not differ materially from estimated fair value) related to the Plan’s interest in the Separate Account Guaranteed Interest Contract (“SAGIC”), a diversified bond fund. The Plan’s other investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The change in fair value of investments during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year or costs of purchases during the year and is reflected in the statement of changes in net assets available for plan benefits as net appreciation/depreciation in fair value of investments. See note B5 for discussion of fair value measurements.

The purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

5.  Fair Value Measurements

The Plan’s investments (excluding the SAGIC investment referenced to above) are stated at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan adopted accounting guidance which requires enhanced disclosures about investments that are measured and reported at fair value. That guidance provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

●quoted prices for similar assets or liabilities in active markets;

●quoted prices for identical or similar assets or liabilities in inactive markets;

●inputs other than quoted prices that are observable for the asset or liability;

●inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable input.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Registered Investment Company Mutual Funds: These investments are public investment securities valued at net asset value (“NAV”). NAV is used as a practical expedient for fair value. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market on which the securities are traded. Shares of registered investment companies are classified as Level 1 investments.

J&J Snack Foods Corp Common Stock Fund: This fund represents employer securities valued at the closing price reported on the active market on which the individual securities are traded. A small portion of the fund is invested in short-term money market instruments. The money market portion of the fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices. The common stock is classified as a Level 1 investment.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present information about the Plan’s investments measured at fair value on a recurring basis, and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine such value.

	Fair Value Measurements Using Input Type
	Total Fair Value as of December 31, 2016	Level 1	Level 2	Level 3
Common Stock Fund	$24,684,635	$24,684,635	$-	$-
Total Mutual Funds	81,734,759	81,734,759
Total investments measured at fair value	$106,419,394	$106,419,394	$-	$-

	Fair Value Measurements Using Input Type
	Total Fair Value as of December 31, 2015	Level 1	Level 2	Level 3
Common Stock Fund	$23,830,750	$23,830,750	$-	$-
Total Mutual Funds	$75,807,379	$79,807,379
Total investments measured at fair value	$99,638,129	$99,638,129	$-	$-

The availability of observable market data is monitored to assess the appropriate classification of     financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

For the year ended December 31, 2016, there were no transfers in or out of levels 1, 2 or 3.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

6. Payment of Benefits

Benefits are recorded when paid.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

8. Administrative Expenses

Administrative expenses of the Plan are paid by the Plan and by the participants through an asset based charge. There are other costs associated with the Plan that are paid by the Company.

NOTE C – SEPARATE ACCOUNT GUARANTEED INVESTMENT CONTRACT

The Plan has entered into a benefit-responsive investment contract with Mass Mutual Retirement Services Diversified Bond Separate Investment Account (the “SAGIC”). The SAGIC maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by the SAGIC. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the separate account guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the investment contract as of December 31, 2016 and 2015 was $7,013,869 and $5,547,150, respectively. The average crediting interest rate is calculated by dividing the annual interest credited to the participants during the plan year by the average annual fair value of the investment. The separate account guaranteed interest contract does not allow the crediting interest rate to fall below zero percent. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring. The separate account guaranteed investment contract does not permit the insurance company to terminate the agreement unless the Plan is not in compliance with the investment agreement. The crediting interest rate was 3.10% and 2.80% at December 31, 2016 and 2015, respectively. The average yield credited to participants was 2.92% during the year ended December 31, 2016.

J & J Snack Foods Corp. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2016 and 2015

NOTE D - RELATED PARTY TRANSACTIONS

At December 31, 2016 and 2015, investments include 183,006 and 200,571 shares of the Company's unitized stock fund valued at $24,684,635 and $23,830,750, respectively.

Certain Plan investments are shares of mutual funds managed by the Plan’s record-keeper. The Plan also permits notes receivable from participants.

Accordingly, these transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE E – TAX STATUS

The Plan is a Non-standardized 401(K) Profit Sharing Prototype Plan (“Prototype Plan”) sponsored by MassMutual Financial Group and adopted by the Company. The Prototype Plan obtained its latest determination letter on February 20, 2015, in which the IRS stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has not requested its own determination letter from the IRS. The Plan administrator believes that the Plan is currently designed and being operated in all material respects in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and that the related trust was tax exempt as of the financial statement dates.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine examinations by the Department of Labor and the Internal Revenue Service.

NOTE F - TRUST AGREEMENT

Effective August 31, 2004, the Company entered into a trust agreement with MFS Heritage Trust Company which was subsequently assigned to and accepted by Reliance Trust Company (“Reliance”) on April 1, 2008. Reliance acts as a directed or nondiscretionary trustee to plans in accordance with the terms of the individual trust agreement. As a “directed trustee” Reliance is subject to the “direction” of the plan fiduciary with respect to the management of the trust’s assets. Reliance relies on the recordkeeping services MassMutual provides to the plan for purposes of maintaining participant and plan level records of the trust’s assets and delegates custody services to State Street (custodian of the Plan’s assets.)

NOTE G - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

SUPPLEMENTAL INFORMATION

Schedule H Line 4i – Schedule of Assets Held at End of Year
December 31, 2016

Name of Plan	J&J SNACK FOODS CORP 401(K) PROFIT SHARING PLAN
Three Digit Plan Number:	001
Employer Identification #	22-1935537
Plan Sponsor's Name	J&J SNACK FOODS CORP

(a)	(b) Identity of issue, borrower, lessor, or similar part	(c) Description of Investment, including maturity date, rate of interest, Collateral par or maturity value	(d) Cost	(e) Current Value

*	MassMutual	Guaranteed Interest Account	**	7,013,868
*	MassMutual Premier	Holding Account - Money Market	**	1
	AMERFUNDS INVST CO OF AMER FND	Registered Investment Company Mutual Fund	**	5,741
	AMER FNDS CAP WLD GR AND IN FD	Registered Investment Company Mutual Fund	**	2,052,666
	AMERICAN FUNDS CAP INC BLDR FD	Registered Investment Company Mutual Fund	**	176,893
	PIMCO DIVERSIFIED INC FUND	Registered Investment Company Mutual Fund	**	12,467
	VANGUARD 500 INDEX FUND	Registered Investment Company Mutual Fund	**	17,525
	VANGUARD GROWTH INDEX FUND	Registered Investment Company Mutual Fund	**	1,418,882
	VANGUARD INTRM-TRM BND INDX FD	Registered Investment Company Mutual Fund	**	4,592,401
	VANGUARD LIFESTRAT CON GR FD	Registered Investment Company Mutual Fund	**	12,039,741
	VANGUARD LIFESTRAT GR FD	Registered Investment Company Mutual Fund	**	3,921
	VANGUARD LIFESTRATEGY INCM FD	Registered Investment Company Mutual Fund	**	1,820
	VANGUARD LIFESTRAT MD GR FD	Registered Investment Company Mutual Fund	**	935,174
	VANGUARD MID CAP INDEX FUND	Registered Investment Company Mutual Fund	**	20,473
	VANGUARD SMALL CAP INDEX FUND	Registered Investment Company Mutual Fund	**	1,440,948
	VANGUARD TARGET RTRMNT 2010FD	Registered Investment Company Mutual Fund	**	4,354,101
	VANGUARD TARGET RTRMNT 2015FD	Registered Investment Company Mutual Fund	**	5,610,164
	VANGUARD TARGET RTRMNT 2020FD	Registered Investment Company Mutual Fund	**	8,422,861
	VANGUARD TARGET RTRMNT 2025FD	Registered Investment Company Mutual Fund	**	21,108,789
	VANGUARD TARGET RTRMNT 2030FD	Registered Investment Company Mutual Fund	**	3,619,036
	VANGUARD TARGET RTRMNT 2035FD	Registered Investment Company Mutual Fund	**	8,120,208
	VANGUARD TARGET RTRMNT 2040FD	Registered Investment Company Mutual Fund	**	521,915
	VANGUARD TARGET RTRMNT 2045FD	Registered Investment Company Mutual Fund	**	255,669
	VANGUARD TARGET RTRMNT 2050FD	Registered Investment Company Mutual Fund	**	37,869
	VANGUARD TARGET RTRMNT 2055FD	Registered Investment Company Mutual Fund	**	32,071
	VANGUARD TARGET RTMNT INCM FD	Registered Investment Company Mutual Fund	**	724,387
	VANGUARD VALUE INDEX FUND	Registered Investment Company Mutual Fund	**	6,082,863
	VICTORY SYCAMORE ESTAB VAL FD	Registered Investment Company Mutual Fund	**	126,174
*	J&J Snack Foods Corp Common Stock	Employer Securities		24,684,635
	Total Funds			113,433,263

*	NOTES RECEIVABLE FROM PARTICIPANTS	Low-High Interest Rate 4.25% - 9.50%		4,638,604

				118,071,867
	* Party-in-interest
	** Cost omitted; all investments are participant-directed

EXHIBIT INDEX

Exhibit Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm

*     Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J & J Snack Foods Corp.
401(k) Profit Sharing Plan

Date: June 29, 2017	/s/ Dennis G. Moore

Dennis G. Moore
Plan Administrator